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                             September 16, 2020

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, CA 94103

                                                        Re: Airbnb, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
19, 2020
                                                            CIK No. 0001559720

       Dear Mr. Chesky:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       A Resilient Model, page 3

   1. Reference is made to your disclosure of cumulative free cash flow from January 1, 2011 through December 31,
2019. Please revise to provide a reconciliation to the most directly comparable GAAP
measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
   2. We refer to your measure of Adjusted EBITDA and note that it does not reflect net changes to the reserves
for lodging taxes for which management believes it is probable that the company may be
held jointly liable with hosts for collecting and remitting such taxes. Your disclosure
indicates that you are currently involved in a number of lawsuits
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         brought by certain states and localities involving the payment of lodging taxes and the related accrued obligation includes estimated penalties and taxes. Please tell us in more detail how you considered this cost of doing business in your industry and why you believe it is appropriate to exclude the net change in lodging tax reserve from Adjusted
         EBITDA.
3. We note your discussion here and elsewhere throughout the registration statement that within two months of the emergence of COVID-19, you business model started to rebound, demonstrating its resilience. Please balance your disclosure to reflect that
         COVID-19 may continue to materially adversely impact your long-term operating and financial results, and that you cannot predict COVID-19's cumulative and ultimate impact on your future business, results of operation, and financial condition, as discussed in your risk factor on page 21.
Risk Factors Summary, page 12

4. Please quantify the net losses incurred in each of the past three fiscal years and quantify your accumulated deficit and outstanding indebtedness. Please also disclose the amount of the stock-based compensation expense that you will recognize upon completion of the offering.
Risk Factors
If we fail to retain existing hosts or add new hosts..., page 24

5. We note that you have distributed the majority of a $250 million commitment made to hosts to lessen the impact of cancellations. You state that because the commitment is limited, hosts may not be able to receive a payment, which could result in a significant number of hosts removing their listings from the platform. Please disclose the number of hosts who have been unable to receive a payment and the amount of hosts who have removed their listings recently, to the extent material.
The dual class structure of our comment stock..., page 84

6. Please revise to disclose the beneficial ownership and voting power held by holders of
         Class B common stock upon completion of the offering. Please state whether these holders will be able to control all matters submitted to stockholders for approval. Please also describe the dilutive effect to Class A holders that will occur as the result of future conversion of Class B common stock.
Market and Industry Data, page 92

7. We note your disclosure that you relied on data from reports, research surveys, studies, and similar data prepared by third parties, some of which you paid for, sponsored or conducted. To the extent that you commissioned third party research, and attribute disclosure in the registration statement to that third party, please file a consent from the third party, as required by Rule 436.
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Airbnb, Inc.LastNameBrian Chesky
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Use of Proceeds , page 93

8. We note that you have identified the principal purposes of the net proceeds that you will receive from the offering. Please also include the approximate amount intended to be used for each such purpose. For example, please indicate the approximate amount to be used to satisfy "a portion of the anticipated tax withholding and remittance obligations related to the initial settlement of certain RSUs." See Item 504 of Regulation S-K.
Key Business Metrics, page 104

9. Please tell us why you believe it is appropriate to combine both nights and experiences within a single metric, and whether the representation of nights and experiences within this metric varies materially from the contribution to revenue for each. Please address your method of recording nights versus recording experiences in your response. Please also disclose how this metric, as currently presented, provides useful information to investors. In addition, it appears that Airbnb Experiences was not introduced until late
         2016, which suggests that experiences are not included in this metric for 2015 and part of
         2016. Please confirm.
Our Business Model, page 110

10. We note that active listings are defined as listings that have been previously booked at least once. Please disclose whether there is a date limitation on the previous listing.
11. Please describe here, and elsewhere as appropriate, your incentive and refunds programs.
Management's Discussion & Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-GAAP Financial Measures
Gross Booking Value, page 113

12. To provide additional context for investors and balance your disclosure, please further discuss the extent to which the growth in GBV evidences any material known trends or uncertainties. For example, it appears that the Annual Gross Booking Value grew at a lower percentage year-over-year. The comment also applies to your "Annual Nights and
         Experiences Booked" graph on page 112.
COVID-19 Impact on our Business, page 118

13. So that investors can better understand how the impact of COVID-19 on certain categories of your business impacts the overall financial condition of the company, please explain the percentage of total revenue historically represented by each of these categories of bookings. Please provide similar context for the related disclosure in the Summary.
Geographic Mix, page 127

14. To the extent that prior fiscal years have materially differed in the geographic distribution of the metrics and financial measures shown here, please disclose this and explain the
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         reason for the changes in geographic distribution. Please also update this to show the geographic mix for the most recently completed fiscal period. Comparison of the Years Ended December 31, 2017, 2018, and 2019, page 133

15. Please revise to quantify the increase in check-ins year-over-year, and please explain if this is the same as guest arrivals as discussed on page 110. Please also quantify the percentage increase in revenue that was due to an increase in check-ins versus an increase in GBV for 2018.
16. We note that your sales and marketing expense increased 47% in 2019 compared to 2018.
         To provide additional context for investors, please disclose whether you expect this trend of increased sales and marketing expenses to continue in the future. In doing so, please address the potential impacts on operating income and net income if this trend were to continue. In this regard, we note that your long-term growth strategy includes attracting
         new guests, expanding your global network and    invest[ing] more
deeply in your brand."
Quarterly Results of Operations, page 138

17. Reference is made to your tabular disclosures of Free Cash Flow on page 141. Please present the most directly comparable GAAP measures with equal or greater prominence.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
         Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP
         Financial Measures.
Liquidity and Capital Resources, page 143

18. Please tell us your consideration of disclosing the amount of cash and cash equivalents and marketable securities held by foreign subsidiaries; a statement that you will need to accrue and pay taxes if repatriated; and a statement, if true, that you do not intend to repatriate the funds. If there are no tax consequences of repatriation of foreign earnings, please supplementally explain the reasons and provide summary disclosure conveying this fact.
19. We note that you granted to certain employees and nonemployees RSUs that vest upon the satisfaction of both service-based and liquidity-event performance-based vesting conditions. Many RSUs will vest in the quarter this offering is completed or shortly thereafter. We also note that to satisfy the tax withholding obligations related to the
         RSUs, you will withhold the number of shares necessary to satisfy the tax obligations To the extent material, please disclose an estimated tax withholding and remittance obligation.
Critical Accounting Policies and Estimates, page 147

20. Please tell us your consideration of providing disclosure related to goodwill and long-
         lived asset impairment reviews.
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Airbnb, Inc.LastNameBrian Chesky
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Business, page 154

21. In order to better understand your source of revenue, please further discuss how you determine the amount of your host and guest fees, your service fees and elaborate on how they vary between the regions, duration and host types, if material. In this regard, we note your disclosure that "you calculate Airbnb service fees based on a percentage of the booking value, exclusive of taxes" and that "certain of [y]our offerings and certain regions in which [you] operate result in listings with lower service fees." Please include a separate discussion for nights booked versus experiences booked.
Serving Our Stakeholders
Our Guests, page 158

22. We note your disclosure here and elsewhere in your filing that "[m]ost of [y]our guests discover Airbnb organically" through direct or unpaid channels and that "[i]n June 2020, direct and unpaid traffic increased on an absolute basis relative to June 2019 and accounted for 98% of our total traffic in the second quarter of 2020 due to our reduced marketing spend." Please tell us how you are able to determine if guests discover your services through unpaid channels. Please also explain whether you are able to determine if guests that came through direct or unpaid channels are separate from those who booked on Airbnb as a result of your performance marketing. Please disclose here, and elsewhere as appropriate, whether you believe the suspension of nearly all performance marketing spend, and your plan to transition to invest more in brand marketing relative to performance marketing, may impact the number of visitors to the Airbnb website. Please also explain the reason for this shift given your 71% increase marketing expense from
         2018 to 2019, the majority of which was dedicated to performance marketing.

Our Market Opportunity, page 164

23. You state that you view your market opportunity in terms of a Total Addressable Market, or TAM, which you believe is the market you can reach over the long-term and a
         Serviceable Addressable Market, or SAM, which you address today. Please further discuss the material assumptions and estimates underlying your calculation of TAM and
         SAM for each of the markets presented. For example, provide additional context for your assumption that you will capture 10% of the global real estate rental expenditure described in the narrative disclosure below Table 2 on page 166. Compensation Discussion and Analysis
Elements of Our Executive Compensation Program, page 191

24. Please revise to discuss the reasons for the changes to the weightings of each Company
         Priority from the first half 2019 performance period to the second half 2019 performance period. Please clarify whether the weighting and pre-established goals are set at the time the 2019 Bonus Plan is approved, or at the beginning of each performance period. Please
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Airbnb, Inc.
September 16, 2020
Page 6
         also explain what it means that    stretch goals    were established
at the beginning of each
         performance period.
Consolidated Financial Statements
Note 12. Redeemable Convertible Preferred Stock and Stockholders' Deficit, page F-38

25. Reference is made to your discussion of unvested shares issued for the conversion of a convertible note on page F-43. Please explain how you accounted for the convertible note at issuance, upon conversion and post conversion referencing authoritative literature that supports your accounting.
       You may contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina at 202-551-3792 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameBrian Chesky                                Sincerely,
Comapany NameAirbnb, Inc.
                                                              Division of
Corporation Finance
September 16, 2020 Page 6                                     Office of Trade &
Services
FirstName LastName